Exhibit 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Period July 1, 2012	Years Ended December 31
		2011	2010	2009	2008	2007

EARNINGS
Pretax income	$136,766	$284,406	$254,454	$214,221	$202,376	$255,626
Add: Distributed income from affiliates	1,250	11,676	17,123	5,563	7,632	8,435
Add: Fixed charges	44,235	64,341	58,352	60,591	72,964	79,950
Amortization of capitalized interest	1,225	2,341	2,303	2,301	2,161	2,245

Total Earnings	183,476	362,764	332,232	282,676	285,133	346,256
Less: Capitalized interest	(1,635)	(3,113)	(3,817)	(2,899)	(1,917)	(2,916)

Adjusted Earnings	$181,841	$359,651	$328,415	$279,777	$283,216	$343,340

FIXED CHARGES
Interest expense	$32,471	$41,832	$37,413	$40,992	$53,401	$61,440
Capitalized interest	1,635	3,113	3,817	2,899	1,917	2,916
Portion of rents representative of the interest factor	10,129	19,396	17,122	16,700	17,646	15,594

Total Fixed Charges	$44,235	$64,341	$58,352	$60,591	$72,964	$79,950

Ratio of Earnings to Fixed Charges	4.11	5.59	5.63	4.62	3.88	4.29